Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 23, 2018

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Karen Rossotto, Senior Counsel, Division of Investment Management

                 Ms. Christina Fettig, Senior Staff Accountant, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-216923 and 811-21061),
Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-216924 and 811-21059)
and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-216925 and 811-21058)

Dear Ms. Rossotto and Ms. Fettig:

Thank you for your telephonic comments on April 24, 2018 and May 8, 2018, respectively, regarding the post-effective amendments to the registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on March 23, 2018 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 6, 2018 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. To the extent edits to the Certified Shareholder Reports filed on April 6, 2018 or the Registration Statements filed on March 23, 2018 are necessary to respond to the comments, they will be reflected in future shareholder reports or a post-effective amendment to the Registration Statement for each of the Funds, which will be filed via EDGAR on or about May 23, 2018.

REGISTRATION STATEMENT

Prospectus Cover Page

Comment 1.

Please explain the reason for the language in parentheses, “(which do not include the fees and expenses of the underlying funds in which each Fund invests),” in the second paragraph under “Management Fee” on the inside cover.

Response 1. The Funds supplementally inform the Staff that the language in parentheses is intended to explain that the Management Fee consists only of fees and expenses payable by each Fund and its investors to the Investment Manager, and does not include fees and expenses incurred by the underlying funds in which each Fund invests. We believe the parenthetical disclosure should be included to inform investors that there are expenses incurred by the Funds (and by the investors indirectly) at the Portfolio Fund level.

Prospectus Summary

Comment 2.	Please explain the reason for the negative investment objective, “Current income is not an objective,” in the first paragraph under “Investment Objective and Principal Strategies” of page 1.

Response 2. The Funds supplementally inform the Staff that the above statement is intended to reinforce the fact that current income is not an investment objective. Given the underlying nature of the portfolio funds in which the Funds invest, we believe it is important to emphasize the lack of current income as an investment objective. Moreover, we are not aware of any prohibition under the Investment Company Act of 1940, as amended that would prohibit such disclosure.

Comment 3.

With respect to Aetos Capital Distressed Investment Strategies Fund, LLC (“Aetos Distressed”), please include more specificity within the 80% policy to indicate the types of investments the underlying Portfolio Funds will make, or their stated objective, in the description of Aetos Distressed under “Investment Objective and Principal Strategies” on page 2.

Response 3. The 80% policy for Aetos Distressed has remained unchanged since its inception in 2002. We respectfully submit that the 80% policy for a fund of this type (i.e., one that invests exclusively in underlying hedge funds focused on distressed investing) is appropriate and provides ample clarity to prospective investors and existing Members. We have also provided disclosure of the types of investments that are made by the Portfolio Funds. Toward that end, we do not believe that further specification is necessary or required in this instance.

Comment 4.	Please confirm whether the second and third paragraphs on page 3 refer only to Aetos Capital Long/Short Strategies Fund, LLC or to all three Funds.

Response 4. The Funds confirm that the second and third paragraphs on page 3 refer to all three Funds. Language has been added in both paragraphs indicating that such paragraphs refer to all three Funds.

Comment 5.

Please confirm whether the first sentence of the third paragraph on page 3, “Portfolio Managers generally invest in marketable securities, although certain Portfolio Managers may also invest in privately placed securities and other investments that are illiquid,” is accurate, and whether it refers only to a particular Fund or to all three Funds.

Response 5. The Funds confirm that the above quoted statement is accurate, and that it refers to all three Funds.

Comment 6.

Under “Asset Allocation Program” on page 5, the Registrants state that “[a]n investor who does not participate in the Program would not be subject to the Program Fees.” Please confirm whether there are any investors in the Funds who do not participate in the Program and what their costs would be for investing in the Funds.

Response 6. The Funds confirm to the Staff supplementally that there are investors in the Funds who do not participate in the Program. The costs incurred by such investors are those reflected in the fee tables for the Fund or Funds in which they invested.

Comment 7.

Please explain the reason for the language in parentheses of the following statement in the first paragraph under “Repurchases of Interests” on page 9: “the Investment Manager expects to manage the liquidity of each Fund (other than the Aetos Capital Distressed Investment Strategies Fund) so that under normal circumstances, a Member that desires to redeem its entire Interest in a Fund may do so within one year from the date of expiration of the tender offer following the Member’s repurchase request.”

Response 7. Because of the highly illiquid nature of the assets held by the Portfolio Funds in which Aetos Distressed invests, the Manager included the cautionary language to place potential investors and Members on notice that managing toward full liquidity for a particular investor over the course of one year from the date of expiration of the tender offer following a Member’s repurchase request may not be possible and should not be expected.

Comment 8.	Please confirm whether costs related to short sales are included in the Funds’ fee tables under Summary of Fund Expenses on page 13.

Response 8. The Funds supplementally inform the Staff that the Funds do not engage in any direct short sales, as all investments (besides cash held by the Funds) occur at the Portfolio Fund level. Therefore, any costs related to investment techniques at the Portfolio Fund level and borne indirectly by the Funds’ investors are reflected under the “Acquired Fund Fees and Expenses” line item in the Registration Statements.

Comment 9.	Please describe the Funds’ use of derivatives and consider adding disclosure as appropriate.

Response 9. The Funds supplementally inform the Staff that the Funds do not engage in any direct derivative transactions, as all investments (besides cash held by the Funds) occur at the Portfolio Fund level. Therefore, the Funds respectfully submit that no additional disclosure is necessary.

Prospectus

Comment 10.	To the extent the Portfolio Funds invest in emerging markets, please consider additional risk disclosure under “Risk Factors—Investment-Related Risks—Non-U.S. Investments” on page 20.

Response 10. The Funds have added the requested disclosure.

Comment 11.

Please consider whether and to what extent the Funds’ use of direct leverage should be disclosed as creating a conflict and incentive to use leverage, under “Risk Factors—General Risks—Conflicts of Interest” on page 29.

Response 11. Since inception, the Funds have not engaged in the use of direct leverage. Therefore, the Funds respectfully submit that no additional disclosure is necessary

Comment 12.

Please consider including additional disclosure and risk factor language on page 38 around contingent convertible securities to the extent these types of securities are utilized or may be utilized by the underlying funds in which Aetos Capital Multi-Strategy Arbitrage Fund, LLC invests.

Response 12. Additional disclosure around contingent convertible securities has been added to the Registration Statements.

Comment 13.	On page 39, please indicate whether derivatives are included in the 80% policy of Aetos Distressed.

Response 13. The Funds supplementally inform the Staff that derivatives are not included in the 80% policy, as none of the Funds invests in derivatives directly.

CERTIFIED SHAREHOLDER REPORT

Comment 14.	Form N-CSR was updated effective August 1, 2017. Please ensure future N-CSR and N-CSRS filings use the updated format.

Response 14. The Funds supplementally inform the Staff that they will undertake to ensure that future N-CSR and N-CSRS filings use the updated format.

Comment 15.	The Staff notes that each Fund repurchased interests during the period. Please ensure that each Fund is compliant with the disclosure requirements set out in Rule 6-03(i) of Regulation S-X.

Response 15. The Funds supplementally inform the Staff that they will undertake to ensure that future shareholder reports reflect the full disclosure requirements of Rule 6-03(i) of Regulation S-X.

Comment 16.

The Staff notes that each Fund may have commitments or contingencies. Please include commitments and contingent liabilities as a line item in each Fund’s balance sheet pursuant to Rule 6-04(15) of Regulation S-X.

Response 16. The Funds supplementally inform the Staff that, to the extent any Fund in the future has any commitments or contingencies that need to be disclosed as line items, they will be so disclosed.

Comment 17.	In future filings, please disclose the date as of which the information is provided in Item 8(a)(1) and 8(a)(3) of Form N-CSR.

Response 17. The Funds supplementally inform the Staff that they will disclose the date as of which the information is provided in Item 8(a)(1) and 8(a)(3) of Form N-CSR in future shareholder reports.

Comment 18.	Please ensure the disclosures in Item 8(a)(3) of Form N-CSR meet the specificity requirements.

Response 18. The Funds supplementally inform the Staff that they will undertake to ensure the disclosure in Item 8(a)(3) of Form N-CSR meet the specificity requirements in future shareholder reports.

*        *        *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone
Clifford R. Cone
Clifford Chance US LLP

cc:	Harold Schaaff
Reid Conway
Leonard B. Mackey, Jr.